UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 70594 / October 2, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15410

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In the Matter of

                                      :

GBS COM-TECH CORP.,   :
GENTIA SOFTWARE PLC,   :   ORDER MAKING FINDINGS
GLENGARRY HOLDINGS, LTD.,   :   AND REVOKING
GLOBAL TELESYSTEMS, INC.,   :   REGISTRATIONS BY DEFAULT
GOLDEN HEALTH HOLDINGS, INC.,   :   AS TO GBS COM-TECH CORP.
GOLDEN VISTA INTERNATIONAL, INC., and :
GOOLU, INC.   :

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        The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on August 6, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that GBS Com-Tech Corp. (GBS) repeatedly failed to file timely periodic reports with the Commission in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and/or 13a-13 thereunder.[1]

        The Office of the Secretary and the Division of Enforcement (Division) provided evidence that GBS was served with the OIP by August 8, 2013, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii). An Answer was due ten days after service of the OIP. OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). GBS did not file an answer to the OIP as required. On August 27, 2013, GBS was ordered to show cause, by September 6, 2013, why the registrations of its securities should not be revoked by default. GBS filed a response to this show cause order on August 30, 2013.

        A telephonic prehearing conference was held on September 16, 2013, attended only by the Division. After the prehearing conference, the Division notified this Office that inadequate conference call information was provided to GBS, which may have prevented GBS from participating in the prehearing conference. Based on the foregoing, and in an abundance of caution, on September 16, 2013, a Second Order to Show Cause as to GBS was issued, ordering

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[1] This Office has not received any evidence that Respondent Goolu, Inc., has been served with the OIP. This proceeding has ended as to all other Respondents. See GBS Com-Tech Corp., Exchange Act Release No. 70422 (Sept. 17, 2013).

GBS to show cause by September 26, 2013, why this proceeding should not be determined against it. To date, GBS has not responded to the Second Order to Show Cause.

GBS is in default for failing to participate in a prehearing conference or otherwise defend the proceeding. See OIP at 3; 17 C.F.R. §§ 201.155(a), .221(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

GBS, Central Index Key No. 829084, is a forfeited Delaware corporation located in Jacksonville, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). GBS is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 1999, which reported an accumulated deficit of over $1.73 million for the prior three months.

In addition to repeated failures to file timely periodic reports, GBS has failed to heed a delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letter.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, GBS has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and/or 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of GBS.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of GBS Com-Tech Corp. is hereby REVOKED.

SO ORDERED.

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Cameron Elliot
Administrative Law Judge